EXHIBIT 99.1

MEDIA RELEASE

29 January 2007

Trading update

Vodacom results for the period ended December 31, 2006

As at December 31, 2006, Vodacom Group recorded 28.2 million customers across its networks operating in South Africa, Tanzania, the Democratic Republic of the Congo, Lesotho and Mozambique, reflecting a 9.5% increase in the three months since September 30, 2006. The growth in the customer base is a result of high gross customer connections of 4.5 million for the three months since September 30, 2006. The Group’s non-South African operations comprised 6.4 million customers, or 22.7% of the total customer base.

South African operations

South Africa includes the operations of Vodacom South Africa and the Smartphone SP (Pty) Limited Group.

South Africa increased its customer base by 7.8% since September 30, 2006 to 21.8 million customers of which 2.9 million are contract customers and 18.8 million are prepaid customers, reflecting increases of 6.7% and 8.0% since September 30, 2006, respectively.

To date customers joining the Vodacom network together with customers leaving the Vodacom network due to number portability have totalled about 20,000. This is less than the number of new connections which Vodacom usually activates in any one day. As far as contract customers are concerned, Vodacom has gained twice as many as it has lost through number portability, and as far as prepaid customers are concerned it has lost more than it has gained.

Vodacom South Africa has retained is leadership in a highly competitive South African mobile communications market with an estimated market share of 58% on December 31, 2006. The SIM card penetration of the cellular industry in South Africa is now an estimated 80% of the population.

South Africa customers, year-to-date ARPU, churn, 3 month inactive customers and estimated market share as at December 31, 2006 compared to September 30, 2006 are as follows:

South African operations	September 30, 2006	December 31, 2006	% change

Customers (thousands)	20,201	21,785	7.8
Contract	2,675	2,854	6.7
Prepaid	17,440	18,840	8.0
Community services telephones	86	91	5.8
ARPU (ZAR)	124	127	2.4
Contract	528	524	(0.8)
Prepaid	61	64	4.9
Community services telephones	1,017	960	(5.6)

Churn (%)	43.0	37.9	(5.1 pts)
Contract	11.0	10.3	(0.7 pts)
Prepaid	47.7	42.1	(5.6 pts)
3 Month inactive customers (%)	10.2	9.7	(0.5 pts)
Estimated market share (%)	59	58	(1.0 pts)

Non-South African operations

Vodacom’s non-South African operations increased their total customer base by 15.7% since September 30, 2006 to 6.4 million customers. Satisfactory customer growth was achieved in all Vodacom’s non-South African operations.

Vodacom’s non-South African operations’ customers, year-to-date ARPU, churn and estimated market share as at December 31, 2006 compared to September 30, 2006 are as follows:

Non-South African operations	September 30, 2006	December 31, 2006	% change

Vodacom Tanzania
Customers (thousands)	2,593	2,973	14.7
Contract	12	13	8.3
Prepaid	2,573	2,951	14.7
Public phones	8	9	12.5
ARPU (ZAR)	53	53	-
Churn (%)	35.2	35.5	0.3 pts
Estimated market share (%)	55	55	-

Vodacom Congo
Customers (thousands)	2,027	2,332	15.0
Contract	16	16	-
Prepaid	1,988	2,290	15.2
Public phones	23	26	13.0
ARPU (ZAR)	83	81	(2.4)
Churn (%)	30.0	30.4	0.4 pts
Estimated market share (%)	49	49	-

Vodacom Lesotho
Customers (thousands)	238	261	9.7
Contract	3	3	-
Prepaid	231	254	10.0
Public phones	4	4	-
ARPU (ZAR)	76	77	1.3
Churn (%)	20.5	19.7	(0.8 pts)
Estimated market share (%)	80	80	-

Vodacom Mozambique
Customers (thousands)	694	856	23.3
Contract	11	13	18.2
Prepaid	682	842	23.5
Public phones	1	1	-
ARPU (ZAR)	27	29	7.4
Churn (%)	41.8	45.8	4.0 pts
Estimated market share (%)	33	35	2.0 pts